UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of December 2014

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1	Report of Relevant Information regarding ex-dividend period for January 2015

Item 1

RELEVANT INFORMATION

Bogota, December 23, 2014.  Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) informs that the following will be the ex-dividend period for January 2015:

Month	Ex-dividend Period Initial date	Ex-dividend Period Final date
January, 2015	12-24-2014	01-02-2015

Pursuant to the information published by the Colombian Stock Exchange on December 23, 2014, no services will be rendered to the market on December 31, 2014 and consequently such date will be considered as a non-trading date.

Ex-dividend period for the months of February and March, both of 2015 will remain the same as per the publication made by the Company on September 30, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 24, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel